

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

Via Email
Irma N. Colón-Alonso
Chief Financial Officer
Mokita, Inc.
7695 SW 104th Street, Suite 210
Miami, Florida 33156

> **Re:** **Mokita, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **February 28, 2013**
> **Filed June 13, 2013**
> **File No. 333-167275**

Dear Ms. Colón-Alonso:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief